 Exhibit 99.1

Redemption of £500,000,000 1.985% Fixed Rate Reset Subordinated Debt Securities due 2031

Lloyds Banking Group plc

£500,000,000 1.985% Fixed Rate Reset Subordinated Debt Securities due 2031 (ISIN: XS2351166421, Common Code: 235116642) (the “Securities”)

August 18, 2026. Lloyds Banking Group plc (the “Group”) announces that it has issued a notice of redemption for the entire outstanding principal amount of the Securities. A notice of redemption pursuant to the terms of the Subordinated Debt Securities Indenture dated November 4, 2014 as amended and supplemented by the Eighth Supplemental Indenture dated June 15, 2021 governing the Securities has been distributed to The Bank of New York Mellon, acting through its London Branch, as Trustee (the “Trustee”).

The outstanding Securities will be redeemed on September 15, 2026 (the “Redemption Date”) at an amount equal to 100% of their principal amount, together with any accrued but unpaid interest to, but excluding, the Redemption Date (the “Redemption Price”). Accordingly, the listing of the Securities on the New York Stock Exchange will be cancelled on, or shortly after, September 15, 2026.

The location where Holders may surrender the Securities and obtain payment of the Redemption Price is The Bank of New York Mellon, London Branch, 160 Queen Victoria Street, London EC4V 4LA, United Kingdom, Attn: Corporate Trust Administration, Email: corpsov4@bnymellon.com

On the Redemption Date, the Redemption Price will become due and payable and interest on the Securities will cease to accrue. Before the Redemption Date, the Group will irrevocably deposit with the Trustee or with a Paying Agent an amount of money sufficient to pay the total Redemption Price of each of the Securities. When the Group makes such a deposit, all rights of holders of the Securities will cease, except the holders’ rights to receive the Redemption Price, but without interest, and the Securities will no longer be outstanding.

For further information in relation to the redemption of the Securities, please contact:

Group Corporate Treasury:

Kris Middleton
Head of GCT Capital Markets
Telephone: +44 (0)207 356 1122

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group’s or its directors’ and/or management’s beliefs and expectations, are forward-looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; the Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, targets, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally (including in relation to tariffs); imposed and threatened tariffs and changes to global trade policies; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the escalation of conflicts in the Middle East; the tensions between China and Taiwan; political instability including as a result of any UK general election; market related risks, trends and developments; changes in client and consumer behaviour and demand; exposure to counterparty risk; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group’s securities; natural pandemic and other disasters; risks concerning borrower and counterparty credit quality; risks affecting insurance business and defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; risks associated with the Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers; conduct risk; risks related to new and emerging technologies, including artificial intelligence technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions) and decarbonisation, including the Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; assumptions and estimates that form the basis of the Group’s financial statements; and potential changes in dividend policy. A number of these influences and factors are beyond the Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.